

May 23, 2011

Via E-mail
Dennis J. Broderick
Executive Vice President and General Counsel
Macy's Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

   Re: Macy's Inc.
     Form 10-K for Fiscal Year Ended January 29, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed March 30, 2011
     File No. 001-13536

Dear Mr. Broderick:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We note your statement in the first paragraph on page 17 that, among other things, you are impacted by "the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control" and your statement in the third paragraph on page 17 that "[a]ll economic conditions, however, ultimately affect the Company's overall operations. Based on its assessment of current and anticipated market conditions and its recent performance, the Company is assuming that its comparable store sales in 2011 will increase approximately 3% from 2010 levels." We further note Ms. Hoguet's statement in your February 22, 2011 Earnings Call that "[a]s we talk about our assumptions for 2011, the subject of commodity price increases is a key one." To the extent material,

please clarify how commodity price increases have and will impact your future operating performance. Please also provide us with your proposed disclosure. Please see Instruction 8 to Item 303(a) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 5

2. Please provide the beneficial ownership information for each of your 5 percent or more shareholders as of a more recent practicable date. Please see Item 403(a) of Regulation S-K.

Item 1. Election of Directors, page 8

Nominees for Election as Directors, page 8

3. To the extent Ms. Levinson was employed from February 2008 to the present day, please provide her principal occupation and employment for this time frame. Similarly, to the extent Mr. Weatherup was employed during the past five years, please specify his principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please see Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 32

The Process for Setting Executive Compensation, page 38

The use of market comparison data, page 40

4. We note your disclosure on page 40 that "[a]s of December 2010, Macy's revenue, total assets and number of employees were between the median and 75th percentile of the peer group companies and net income and market capitalization were between the 25th percentile and median" and that your NEO's base salary and target annual compensation levels were somewhat above the 75th percentile of the peer group practice while their target total direct compensation was between the median and 75th percentile of the peer group practice. We further note your disclosure in the last sentence on page 40 that the competitive positioning of your NEO's base salary, target annual compensation and target total direct compensation levels "is consistent with [your] stated compensation strategy (i.e., median to 75th percentile of market practice), which is aligned with Macy's size relative to the peer companies." Please explain what consideration was given to net income and market capitalization in determining your size relative to peer companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Karen M. Hoguet, Macy's, Inc.